June 25, 2008

Michael Clampitt
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                 SEC File No. 001-11826

Dear Mr. Clampitt:

We received your letter dated June 18, 2008 with regard to comments on the MidSouth Bancorp, Inc. Form 10-K filed on March 17, 2008.  In response to your comments, we will, in future filings:

1.	Identify the Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer on the Signature Page as required by General Instruction D.(2) on Form 10-K.

2.
Revise the exhibits to the Form 10-K so that the identification at the beginning of the certification does include the individual’s title in accordance with the Exchange Act Rule 13a-14(a).  This rule requires the identification of the certifying individual at the beginning of the certification includes the title of the certifying individual.

3.
Ensure that our certifications, which are presented as exhibits to the Form 10-K, are in the exact form as set forth in Item 601(b)(31) of Regulation S-K as required by Exchange Act Rules 13a-14(a) and 15d-14(a).

We hereby acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments for enhancements to the disclosures in our 2007 10-K filing.  If you need additional explanation, please feel free to contact me by email (ecorrigan@midsouthbank.com) or phone ((337) 593-3004).

Sincerely,

/s/ J. Eustis Corrigan, Jr.

J. Eustis Corrigan, Jr.
Chief Financial Officer
MidSouth Bancorp, Inc.

JEC/dab